SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APRIL TRAFFIC GROWS 9% TO 12.3M CUSTOMERS

LOAD FACTOR UNCHANGED AT 96% ON LOWER FARES

Ryanair, Europe's No.1 airline, today (2 May) released April traffic statistics as follows:

●     Traffic grew 9% to 12.3m customers.

●     Load factor unchanged at 96%

●     Rolling annual traffic to April grew 8% to 131.4m customers.

	April 17	April 18	Change
Customers	11.3M	12.3M	+9%
Load Factor	96%	96%	-

Ryanair's Kenny Jacobs said:

"Ryanair's April traffic grew by 9% to 12.3m customers, while our load factor remained strong at 96%, on the back of lower fares.

Ryanair customers can look forward to more low fares and an improved customer experience in 2018 as we roll out more AGB improvements, so we urge all customers who wish to book their summer 2018 holidays to do so now on the Ryanair.com website or mobile app".

ENDS

For further information
please contact:
Robin Kiely                             Piaras Kelly
                                                            Ryanair DAC                           Edelman Ireland
                                                            Tel: +353-1-9451949              Tel: +353-1-6789333
                        press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 May, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary